601 Lexington Avenue New York, New York 10022

Joshua Korff, P.C. To Call Writer Directly: (212) 446-4943 joshua.korff@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

August 16, 2013

Via EDGAR and Hand Delivery

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ladder Capital Finance Holdings LLLP

Ladder Capital Finance Corporation

Amendment No. 2 to Registration Statement on Form S-4

Filed July 11, 2013

File No. 333-188224

Dear Ms. Barberich:

As discussed with the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 16, 2013, and on behalf of Ladder Capital Finance Holdings LLLP, a Delaware limited liability limited partnership (“Holdings”), and Ladder Capital Finance Corporation, a Delaware corporation (together with Holdings, the “Company”), this letter sets forth the Company’s revised response to the Staff’s Comment number 5 set forth in the Staff’s letter dated August 2, 2013, to Marc Fox, Chief Financial Officer of Holdings, with respect to Amendment No. 2 to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

The text of the Staff’s comment has been included in this letter for your convenience. We have also set forth the Company’s response to Comment number 5 immediately below the text of the comment. Please consider this response to supersede the response to Comment number 5 set forth in the Company’s letter dated August 6, 2013.

In addition, the Company is filing concurrently with this letter Amendment No. 4 to the Registration Statement (the “Amendment No. 4”), which updates the Registration Statement with financial statements and other financial information as of June 30, 2013 and for the six month periods ended June 30, 2013 and 2012, revises the Company’s financial statements as of and for the years ended December 31, 2012, 2011 and 2010, as discussed below, and makes certain other conforming changes.

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

August 16, 2013

Critical Accounting Policies

Real Estate Securities, page 91

5.	Staff’s Comment: Please tell us with more specificity how you evaluated the characteristics of the interest-only securities in determining that they qualify for the exemption from derivative accounting afforded by ASC 815-10-15-72 and 73.

Response: The Company has divided its evaluation of the characteristics of its interest-only securities relative to the guidance in ASC 815-10-15-72 and 73 in two categories: CMBS interest-only securities and Agency interest-only securities.

The Company has determined that the CMBS interest-only securities owned by the Company qualify for the exemption from derivatives accounting afforded by ASC 815-10-15-72 and 73. More specifically, each of the Company’s CMBS interest-only securities meet both of the exemption criteria cited in ASC 815-10-15-72 by virtue of sharing the following two required characteristics.

Each CMBS interest-only security:

1.	“Represents the right to receive only a specified proportion of the contractual interest cash flows of a specific debt instrument or a specified proportion of the contractual principal cash flows of that debt instrument”, and

2.	“Does not incorporate any terms not present in the original debt instrument.”

In the case of each of the two required criteria above, as well as with respect to the criteria discussed in the following paragraph, the debt instruments referenced are the underlying mortgage loans which have been securitized in conjunction with the issuance of the CMBS interest-only securities.

Each CMBS interest-only security also meets the criteria for exemption under ASC 815-10-15-73 as each CMBS interest-only security provides for “an allocation of a portion of the interest or principal cash flows of a specific debt instrument as reasonable compensation for stripping the instrument or to provide adequate compensation to a servicer.” Our review of the servicer compensation resulted in a determination that, in the case of each of the Company’s CMBS interest-only securities, the compensation was consistent with industry standards. Also, there are no allocations of a portion of the interest or principal cash flows of a specific debt instrument to provide for a guarantee of payments, for servicing in excess of adequate compensation, or for any other purpose.”

The Company has also evaluated the characteristics of its Agency interest-only securities and determined that they do not qualify for the exemption from derivatives accounting afforded by ASC 815-10-15-72 and 73. More specifically, each of the Company’s Agency interest-only securities did not meet the exemption criteria cited in ASC 815-10-15-73 by virtue of the existence of an allocation of a portion of the interest or principal cash flows of the underlying debt instruments to provide for a guarantee of payments and as a result, the Company has determined that it was necessary to evaluate the Agency interest-only securities in accordance with ASC 815.

Furthermore, the Company has concluded that its Agency interest-only securities are not derivatives in their entirety, as they require an up front payment amount that is equivalent to the amount determined by applying the effective notional amount to the underlying and adjusted for the time value of money (ASC 815-10-15-97). However the Company concluded that by virtue of the prepayment restrictions and risk associated with the underlying debt instruments, the securities contain an embedded derivative which should be reported at fair value on the Company’s consolidated balance sheet, and the related unrealized gain or loss should be recognized in earnings on the consolidated statements of income. The Company acknowledges that there is diversity in practice in the treatment of these embedded derivatives and their host instruments, and there is a practical challenge in valuing these types of embedded derivatives. As a result, the Company observes that in practice most registrants record the entire hybrid instrument at fair value with changes in fair value recorded in current period earnings. Accordingly, the Company has determined that it should record its Agency interest-only securities at fair value through earnings in accordance with ASC 815-15-25-52 and 53 since the embedded derivative portion cannot be reliably estimated.

The Company considered the guidance in ASC 250-10 (SEC Staff Accounting Bulletin No. 99, Materiality), and has concluded that the errors in accounting for its agency interest-only securities are not material to the financial statements for any period presented when taken as a whole, both on a quantitative and qualitative basis.

Accordingly, the Company is revising its financial statements as of and for the years ended December 31, 2010, 2011 and 2012 to reflect the proper accounting and presentation for these securities for all periods presented. The Company’s financial statements as of June 30, 2013 and for the six month periods ended June 30, 2012 and 2013, which have previously been distributed to the Company’s bond holders and investors are similarly being revised and included in Amendment No. 4. The Company has disclosed the impact on the financial statements in Note 2 to the annual financial statements and Note 2 to the financial statements as of June 30, 2013 and for the six months ended June 30, 2013 and 2012.

August 16, 2013

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Michael Kim at (212) 446-4746.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff, Esq.

cc:	Mr. Marc Fox